SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              Hanover Direct, Inc.
                        --------------------------------
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        --------------------------------
                                 (CUSIP Number)

                               William B. Wachtel
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 2003
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 20 Pages

1.       NAME OF REPORTING PERSON

         Chelsey Capital Profit Sharing Plan

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) {x}
                                                                (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                      { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         EP

1.       NAME OF REPORTING PERSON

         Chelsey Direct, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) {x}
                                                                    (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                        { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         OO

1.       NAME OF REPORTING PERSON

         William B. Wachtel

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) {x}
                                                                  (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     29,446,888 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     29,446,888 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         IN

1.       NAME OF REPORTING PERSON

         DSJ International Resources Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) {x}
                                                                 (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         CO, HC

1.       NAME OF REPORTING PERSON

         Stuart Feldman

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) {x}
                                                                   (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)   { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     160,900 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     160,900 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         IN

Item 1. Security and Issuer

       This Statement on Schedule 13D, filed with respect to an event that occurred on May 20, 2003, relates to shares of the Common Stock, $0.66 2/3 par value (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 115 River Road, Building 10, Edgewater, New Jersey 07020.

Item 2. Identity and Background

       (a), (b), (c) and (f). This Statement on Schedule 13D is filed on behalf of Chelsey Capital Profit Sharing Plan (the "Chelsey Plan"), Chelsey Direct, LLC ("Chelsey LLC"), William B. Wachtel, DSJ International Resources Ltd. ("DSJI")and Stuart Feldman (collectively, the "Reporting Persons"). The Chelsey Plan is an ERISA plan, of which Mr. Wachtel is the Trustee and has sole voting and dispositive powers. DSJI is the sponsor of the Chelsey Plan. Chelsey LLC is a single-member limited liability company of which the Chelsey Plan is the sole member and Mr. Wachtel is the Manager. It is also the record holder for 29,446,888 shares of the Common Stock and 1,622,111 shares of the Issuer's Series B Participating Preferred Stock (the "Preferred Shares). Mr. Feldman is the sole officer and director of DSJI and a principal beneficiary of the Chelsey Plan. He is also the owner of 160,900 shares of the Common Stock. The following table sets forth the name, the State of organization, the principal business or occupation, and the address of the principal office of each of the Reporting Persons.

         Name:                              Chelsey Capital Profit Sharing Plan

         State of Organization:             New York

         Principal Business:                profit sharing plan

         Principal Office:                  712 Fifth Avenue, 45th Floor
                                            New York, NY  10019



         Name:                              Chelsey Direct, LLC

         State of Organization:             Delaware

         Principal Business:               record holder for certain securities
                                           of the Chelsey Plan

         Principal Office:                  712 Fifth Avenue, 45th Floor
                                            New York, NY  10019
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                                                                    Page 8 of 20

         Name:                      William B. Wachtel

         Business Address:          c/o Wachtel & Masyr, LLP
                                    110 East 59th Street
                                    New York, NY  10022

         Principal Occupation:      Mr. Wachtel is a partner of Wachtel & Masyr,
                                    LLP, 110 East 59th Street, New York, NY
                                    10022, which serves as legal counsel to, among other clients, the other Reporting
                                    Persons.

         Citizenship:               United States



         Name:                      DSJ International Resources Ltd.

         State of Organization:     New York

         Principal Business:        private hedge fund

         Principal Office:          712 Fifth Avenue, 45th Floor
                                    New York, NY  10019



         Name:                      Stuart Feldman

         Business Address:          c/o DSJ International Resources Ltd.
                                    712 Fifth Avenue, 45th Floor
                                    New York, NY  10019

         Principal Occupation:      President of DSJI, whose address is
                                    712 Fifth Avenue, 45th Floor,
                                    New York, NY  10019

         Citizenship:               United States


       (d) - (e). During the five years prior to the date hereof, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

       Not Applicable

Item 4. Purpose of the Transaction

       The Reporting Persons acquired the shares of the Preferred Shares and 29,446,888 shares of the Common Stock described in Item 5(c) at a purchase price which is less than fifty (50%) percent of the current accreted liquidation preference of the shares of the Preferred Shares so acquired. The Reporting Persons believe that the current accreted liquidation preference of the Preferred Shares substantially exceeds the net equity value of the Issuer. The Reporting Persons acquired the 160,900 shares of the Common Stock on May 16, 2003 while exploring what actions they may take with respect to an equity interest in the Issuer.

       Although the Reporting Persons, prior to the acquisition of the securities on May 20, 2003, discussed with members of the Issuer's management a possible recapitalization of the Issuer, the Reporting Persons have no specific proposal or plan currently to present to management and the shareholders of Issuer. Without limiting the foregoing, the Reporting Persons currently have no specific plans or proposals which would result in:

       (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board should they occur;

       (e) Any material change in the present capitalization (except as described above) or in the dividend policy of the Issuer;

       (f) Any other material change in the Issuer's business or corporate structure;

       (g) Changes in the Issuer's charter or bylaws or other actions which might impede the acquisition of control of the Issuer by any person;

       (h) Causing the Common Stock to be delisted from the American Stock Exchange;

       (i) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

       (j) Any action similar to any of those enumerated.

       However, the Reporting Persons reserve the right to acquire additional shares of the Common Stock in the open market or otherwise, to seek significant representation on the Issuer's Board of Directors and/or to pursue any of the above items which they deem appropriate. The Reporting Persons also reserve the right to sell the shares that they have purchased.

Item 5. Interest in Securities of the Issuer

       (a) The Issuer reported a total of 138,315,800 shares of Common Stock issued and outstanding as of May 9, 2003. The Reporting Persons acquired approximately 21.4% of the outstanding shares of the Common Stock.

       (b) Of the Reporting Persons, William B. Wachtel, as the Trustee of the Chelsey Plan, has the sole power to vote or to direct the disposition of 29,446,888 shares of the Common Stock and 1,622,111 shares of the Preferred Shares and Stuart Feldman has the sole power to vote or to direct the disposition of 160,900 shares of the Common Stock.

       (c) On May 16, 2003, Stuart Feldman acquired 160,900 shares of the Common Stock at $.2171 per share in an open market purchase. On May 20, 2003, Chelsey Direct, LLC, a Delaware limited liability company, purchased from Richemont Finance S.A., a societe anonyme organized under the laws of the Duchy of Luxembourg, (i) 29,446,888 shares of the Common Stock and (ii) an aggregate of 1,622,111 shares of the Preferred Shares for an aggregate purchase price of $40 million.

       (d) Not applicable.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

       Except as described elsewhere in this Schedule 13D and in this Item 6, none of the Reporting Persons has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

Item 7. Material to be Filed as Exhibits



         Exhibit A         Purchase and Sale Agreement dated as of May 19, 2003
                           between Richemont Finance S.A. and
                           Chelsey Direct, LLC.

                                                              Signatures

       After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2003
                                         Chelsey Capital Profit Sharing Plan

                                         By: /s/ William B. Wachtel
                                             William B. Wachtel, its
                                             Trustee



                                         Chelsey Direct, LLC

                                         By: /s/ William B. Wachtel
                                             William B. Wachtel, its
                                             Manager



                                             /s/ William B. Wachtel
                                             William B. Wachtel



                                         DSJ International Resources Ltd.

                                         By: /s/ Stuart Feldman
                                             Stuart Feldman, its
                                             President



                                             /s/ Stuart Feldman
                                             Stuart Feldman

                                                             Exhibit Index

Exhibit A.        Purchase and Sale Agreement.

                                    EXHIBIT A

                           PURCHASE AND SALE AGREEMENT

             PURCHASE AND SALE AGREEMENT (the "Agreement"), dated as of May 19, 2003 between Richemont Finance S.A., a societe anonyme organized under the laws of the Grand Duchy of Luxembourg ("Richemont"), and Chelsey Direct, LLC a Delaware limited liability company ("Chelsey").

             WHEREAS, Chelsey desires to purchase and Richemont desires to sell to Chelsey all of Richemont's securities in Hanover Direct, Inc., a Delaware corporation ("Hanover"), consisting of shares of Common Stock, par value $0.66 2/3 per share (the "Common Stock"), and Series B Participating Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock").

             NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties contained herein, Richemont and Chelsey hereby agree as follows:

             1. Purchase and Sale of Stock. Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties contained herein, Chelsey shall acquire and purchase, and Richemont shall sell and deliver to Chelsey, on the date hereof, 29,446,888 shares of Common Stock and 1,622,111 shares of Series B Preferred Stock (together, the "Shares") free and clear of all material liens, encumbrances, security interests and mortgages ("Liens") (other than (x) those arising as a result of the delivery of the Shares to Chelsey or arising out of actions taken by Chelsey, (y) those arising under applicable securities laws, and (z) those relating to the restrictive legend set forth on the Certificates (as defined below)), for a purchase price equal to US $40,000,000 (the "Purchase Price").

             2. Closing

             (a) Time and Place. The closing of the transactions contemplated by this Agreement shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY commencing simultaneously with the execution of this agreement.

             (b) Delivery by Richemont. At the closing of the transactions contemplated hereby (the "Closing") and upon delivery of the Purchase Price, Richemont will deliver to Chelsey stock certificates (the "Certificates") representing the Shares, in each case duly endorsed for transfer or accompanied by blank stock powers.

             (c) Delivery by Chelsey. At the Closing, Chelsey will deliver to Richemont concurrently with the execution and delivery of this Agreement, the Purchase Price for the Shares in the form of a wire transfer of same day federal funds to the bank account specified in Exhibit A to this Agreement.

             3. Representations and Warranties of Chelsey. Chelsey represents and warrants to Richemont as follows:

             (a) Authorization; Enforcement. Chelsey has all requisite power and authority to authorize, execute, deliver and perform this Agreement. The execution, delivery and performance by Chelsey of this Agreement, and the consummation by Chelsey of the transactions contemplated hereby, have been duly authorized by all necessary action on the part of Chelsey and no further consent or authorization therefor is presently required by Chelsey. This Agreement has been duly and validly executed and delivered by Chelsey and constitutes the valid and binding obligations of Chelsey, enforceable against Chelsey in accordance with its terms.

             (b) No Conflicts. None of the execution, delivery or performance of this Agreement by Chelsey will conflict with the organizational documents of Chelsey, in each case as in effect on the date hereof, or result in any material breach of, or constitute a material default under, any (x) material contract, agreement or instrument to which Chelsey is a party or by which it or any of its assets is bound or (y) material law or regulation to which Chelsey or any of its assets is subject.

             (c) Consents; Approvals. Other than filings required pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), neither the execution, delivery or performance by Chelsey of this Agreement, nor the consummation by it of the obligations and transactions contemplated hereby, requires any consent or approval of, authorization by, exemption from, filing with or notice to any governmental entity or any other person.

             (d) Other Acknowledgments. Chelsey represents, acknowledges and confirms as of the date of this Agreement with respect to the transactions contemplated hereby or when agreeing to any other matter with Richemont that:

                   (i) Chelsey (1) is a sophisticated institutional investor and has such knowledge and experience in financial and business matters as to be capable of evaluating independently the merits, risks and suitability of entering into this Agreement and the transactions contemplated hereby, (2) is able to bear the risks attendant to the transactions contemplated hereby for an indefinite period, (3) is dealing with Richemont on a professional arms-length basis and neither Richemont nor any of its affiliates or representatives is acting as a fiduciary or advisor to Chelsey with respect to this Agreement and any of the transactions contemplated hereby, and (4) has expertise in assessing tax, legal, jurisdictional and regulatory risk.

                   (ii) Chelsey has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into, and in connection with this Agreement and the transactions contemplated hereby it has made such an independent appraisal of and investigation into, the financial condition, creditworthiness, affairs, status and nature of Hanover and its related companies and it has not relied, and will not hereafter rely, on

Richemont or any affiliate, representative or agent of Richemont or any other third party with respect to such matters or to update them with respect to such matters or to keep such matters under review on its behalf. In addition, without limiting the foregoing, Chelsey has not relied, and will not hereafter rely, on Richemont or any affiliate, representative or agent of Richemont or any other third party with respect to information relating to or in any way affecting the Shares.

                   (iii) Chelsey is receiving the transfer of the Shares hereunder for investment purposes, and not with a view to, or for a resale in connection with, any distribution of such Shares. Chelsey has not entered into any agreement, contract, understanding or commitment to and has no present intention to offer, sell, transfer or otherwise dispose of any portion of such Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or non-occurrence of any predetermined event or circumstance and has not offered for sale or entered into any negotiations for the sale or transfer of any of the Shares.

                   (iv) Chelsey understands that the shares of Series B Preferred Stock have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and that the certificate evidencing such shares bears a legend to that effect.

                   (v) Chelsey understands that the shares of Common Stock bear a restrictive legend pursuant to Section 2(b)(viii) of that certain Agreement, dated as of December 19, 2001, between Hanover and Richemont.

                   (vi) Chelsey acknowledges that in connection with its investment in Hanover, Richemont has informed Chelsey that Richemont and its affiliates, representatives or agents may have possession of material non-public information that could have a bearing on the price or valuation of the Shares, but which Richemont and its affiliates, representatives or agents may not be permitted to disclose, shall not disclose and/or have not disclosed to Chelsey. Chelsey acknowledges and agrees that Richemont and its affiliates, representatives and agents shall have no obligation whatsoever to, and that Richemont shall have no obligation whatsoever to cause such affiliates, representatives or agents to, disclose any such information to Chelsey and Chelsey hereby waives any rights to receive such information and forever waives, to the maximum extent permitted by law, on its own behalf and on the behalf of its affiliates, successors and assigns, any claims or remedies arising out of or relating to any such non-disclosure.

             (e) Accredited Investor. Chelsey is an "accredited investor," as that term is defined in Regulation D promulgated under the Securities Act.

             4. Representations and Warranties of Richemont. Richemont represents and warrants to Chelsey as follows:

             (a) Authorization; Enforcement. Richemont has all requisite power and authority to authorize, execute, deliver and perform this

Agreement. The execution, delivery and performance by Richemont of this Agreement, and the consummation by Richemont of the transactions contemplated hereby, have been duly authorized by all necessary action on the part of Richemont and no further consent or authorization therefor is presently required by Richemont. This Agreement has been duly and validly executed and delivered by Richemont and constitutes the valid and binding obligations of Richemont, enforceable against Richemont in accordance with its terms.

             (b) No Conflicts. None of the execution, delivery or performance of this Agreement by Richemont will conflict with the organizational documents of Richemont, in each case as in effect on the date hereof, or result in any material breach of, or constitute a material default under, any (x) material contract, agreement or instrument to which Richemont is a party or by which it or any of its assets is bound or (y) material law or regulation to which Richemont or any of its assets is subject.

             (c) Consents; Approvals. Other than filings required pursuant to the Exchange Act, neither the execution, delivery or performance by Richemont of this Agreement, nor the consummation by it of the obligations and transactions contemplated hereby, requires any consent or approval of, authorization by, exemption from, filing with or notice to any governmental entity or any other person.

             (d) Ownership of the Shares. Richemont owns the Shares free and clear of all Liens other than (x) those arising as a result of the delivery of the Shares to Chelsey or arising out of actions taken by Chelsey, (y) those arising under applicable securities laws, and (z) those relating to the restrictive legend set forth on the Certificates. The Shares represent all of the securities of Hanover owned by Richemont as of the date of this Agreement.

             5. Indemnification.

             (a) Chelsey hereby agrees that it will indemnify Richemont and each of its affiliates and each of their respective directors, officers, partners, employees, owners, representatives, agents, heirs, executors, administrators, stockholders, successors, assigns and controlling persons (the "Indemnified Parties") and agrees to hold each of the Indemnified Parties harmless from and against, and to pay to each of the Indemnified Parties the amount of, any loss, liability, claim, damage, or expense (including reasonable attorneys' fees), whether or not involving a third party claim, arising, directly or indirectly, from or in connection with, or in respect of any action or inaction by Chelsey or its affiliates related to Chelsey's investment in Hanover or Chelsey's ownership of, or actions or inactions relating to, the Shares and Hanover (other than the purchase by Chelsey and sale by Richemont of the Shares as contemplated by this Agreement).

             (b) Each of the parties hereby agrees that it will indemnify the other party and agrees to hold the other party harmless from and against, and to pay to the other party the amount of, any loss, liability, claim, damage, or expense (including reasonable attorneys' fees), whether or not involving a third party claim, arising, directly or indirectly, from or in connection with, or in respect of any breach of any representation or warranty set forth in this Agreement by the indemnifying party.


             (c) Nothing set forth in this Section 5 shall be deemed to be exclusive of any other rights or remedies that any of the parties may have in respect of the subject matter of this Section 5, whether by law, contract or otherwise.

         6.       Miscellaneous.

             (a) Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof. This Agreement supersedes any prior agreement or understanding among them, and may not be modified or amended in any manner other than by an instrument in writing signed by the parties hereto, or their respective successors or assigns, or otherwise as provided herein. Without limiting the foregoing, with respect to the transactions contemplated by this Agreement and the subject matter of this Agreement, neither Richemont and its affiliates nor Chelsey and its affiliates make any representations or warranties other than those explicitly set forth in this Agreement.

             (b) Choice of Law. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.

             (c) Jurisdiction. The parties hereto agree that any proceeding arising out of or relating to this Agreement or the breach or threatened breach of this Agreement may be commenced and prosecuted in a court in the State of Delaware. Each of parties hereto hereby irrevocably and unconditionally consents and submits to the exclusive personal jurisdiction of any court in the State of Delaware in respect of any such proceeding. Each of the parties hereto consents to service of process upon such party with respect to any such proceeding by registered mail, return receipt requested, and by any other means permitted by applicable laws and rules. Each of the parties hereto waives any objection that such party may now or hereafter have to the laying of venue of any such proceeding in any court in the State of Delaware and any claim that such party may now or hereafter have that any such proceeding in any court in the State of Delaware has been brought in an inconvenient forum.

             (d) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE

IMPLICATIONS OF THIS WAIVER AND (iii) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.


             (e) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors and permitted assigns. Except for the provisions of Section 5, nothing in this Agreement, express or implied, is intended or shall be construed to give any person other than the parties to this Agreement and their respective successors or permitted assigns, any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein.

             (f) Third Party Beneficiaries. It is expressly agreed that each of the Indemnified Parties (other than Richemont) shall be third party beneficiaries of this Agreement for purposes of Section 5 of this Agreement and shall be entitled to enforce it in accordance with its terms.

             (g) Amendments. Neither this Agreement nor any term or provision hereof may be amended, modified, waived or supplemented orally, but only by a written instrument executed by the parties hereto.

             (h) Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by Richemont or Chelsey without the prior written consent of the other parties.

             (i) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given on the date of delivery, if personally delivered, or if mailed (registered or certified mail, postage prepaid, return receipt requested), on the third (3rd) business day following mailing as follows:

                                    If to Richemont:
                                    Richemont Finance S.A.
                                    35 Boulevard Prince Henri
                                    L 1724 Luxembourg
                                    Fax: 011-4141-711-7138
                                    Attention: Alan Grieve

                                    with a copy to:
                                    Skadden, Arps, Slate, Meagher & Flom LLP
                                    Four Times Square
                                    New York, NY 10036-6522
                                    Fax: (212) 735-2000
                                    Attention: Morris J. Kramer

                                    If to Chelsey:
                                    Chelsey Direct LLC
                                    712 Fifth Avenue
                                    45th Floor
                                    New York, NY 10019
                                    Fax: (212) 909-9450
                                    Attention: William B. Wachtel

             (j) Headings. Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision hereof.

             (k) Severability. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

             (l) Waivers. No provision of this Agreement shall be deemed to have been waived unless such waiver is contained in a written notice given to the party claiming such waiver, and no such waiver shall be deemed to be a waiver of any other or further obligation or liability of the party or parties in whose favor the waiver was given.

             (m) Counterparts. This Agreement may be executed in counterparts, each of which shall constitute one and the same instrument.

             (n) Further Assurances. The parties agree (i) to furnish upon request to each other such further information, (ii) to execute and deliver to each other such other documents, and (iii) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement.

             (o) No Recourse Against Others. Except as set forth in Section 5 of this Agreement, no director, officer, partner, employee, owner, representative, agent, heir, executor, administrator, beneficiary, stockholder, or controlling person, as such, of Richemont or Chelsey shall have any liability hereunder or for any obligations of Richemont or Chelsey, as applicable, in respect of the Shares or for any claim based on, in respect or by reason of, such obligations or their creation or this Agreement. Each party, by execution of this Agreement, waives and releases all such persons for all such liabilities.





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                                                                   Page 20 of 20

             IN WITNESS WHEREOF, Richemont and Chelsey have executed this Agreement as of the date first above written.

                                    RICHEMONT FINANCE S.A.


                                    By:
                                    ---------------------------------
                                    Name:
                                    Title:


                                    CHELSEY DIRECT, LLC


                                    By:
                                    ---------------------------------
                                    Name:
                                    Title: